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                                                                       EXHIBIT 3

AT THE COMPANY:                           KEKST AND COMPANY
Howard Leitner                            Fredric J. Spar/Jessica Barist
Chief Financial Officer                   (212) 521-4800

(212) 532-0300
      CHOCK FULL O'NUTS BOARD URGES SHAREHOLDERS TO REJECT SARA LEE OFFER

  NEW YORK, NY, MAY 20, 1999--Chock Full O'Nuts Corporation (NYSE:CHF) said today that its Board of Directors has unanimously concluded that the $10.50 per share offer from Sara Lee Corporation does not adequately reflect the potential value of the company achievable for its securityholders. Accordingly, the Board recommends that Chock Full O'Nuts securityholders reject the Sara Lee offer and not tender any securities to the bidder.

  In reaching its conclusion, the Board, considered, among other things:

  . discounted cash flow analyses (including management's estimates of synergies achievable by an acquiror) indicating that the per share value of Chock Full O'Nuts is higher than Sara Lee's offer of $10.50 per share;

  . the long-term prospects of the coffee industry, which the Board perceives to be generally positive, despite the industry's recent weakness; and

  . its belief that the $10.50 per share offer is an attempt by Sara Lee to acquire a competitor at a bargain price, a belief that is based in part upon the fact that Sara Lee has more than once indicated the possibility of a transaction at a price of $11.00 per share.

  The Board also said that it believes that it is in the best interests of its securityholders at this time for the company to evaluate alternatives to the Sara Lee offer, including pursuing current discussions with other potential purchasers. Accordingly, it has asked its independent financial advisor, Credit Suisse First Boston Corporation, to assist it in this process.

  "The Board is committed to protecting the best interests of the Company's securityholders and has unanimously concluded that the Sara Lee offer does not meet this objective," said Marvin Haas, president and chief executive officer. "We are determined to proceed with a careful exploration of alternatives to the Sara Lee offer that would serve the best interests of all securityholders."

  Chock Full O'Nuts roasts, packs and markets regular, instant and decaffeinated coffees under the Chock Full O'Nuts label. Its best known coffee product is its premium, vacuum-packed, all method grind coffee. The Company is also one of the largest marketers of food service and private label coffee, tea and related products. Chock is also franchising Quikava, a 600-square-foot drive-through and fresh-baked-goods concept, in its core markets in the Northeast and Mid-Atlantic states.

To receive additional information on Chock Full O'Nuts, via fax, at no charge, dial 1-800-PRO-INFO and enter code CHF.

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